DSM Press Release

DSM

DSM, Corporate Communications,
P.[redacted]erlands
T[redacted] 5740680
Ini
E-

24L

Heerlen (NL), 1 June 2007

DSM - Repurchase of shares (week 22)

Royal DSM N.V. has repurchased 462,184 of its own shares in the period from 24 May 2007 up to and including 30 May 2007 at an average price of EUR 36.71. This is in accordance with the second phase of the share buyback program announced on 27 April 2007.
The consideration of this repurchase was EUR 17.0 million.

The total number of shares repurchased under the second phase of this program to date is 3,282,225 shares for a total consideration of EUR 117.1 million.

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

25E

Heerlen (NL), 4 June 2007

AstraZeneca acquires DSM Biologics manufacturing facility in Canada

Royal DSM N.V. today announces that AstraZeneca (LSE: AZN, NYSE: AZN) has acquired the biologics manufacturing facility in Montreal, Canada, from DSM Biologics Inc. This transaction will lead to a small book profit for DSM.

The facility, occupying 66,000 sq. ft, will be used to manufacture antibody drug candidates for clinical trials and will serve the whole of the AstraZeneca group. Work will now start to re-commission the facility, and AstraZeneca plans to commence full scale production in 2009.

Leendert Staal, President and CEO of DSM Pharmaceutical Products comments: *"We are very pleased with this transaction, hereby completing an important step in our Biologics strategy".*

As announced in December 2005, DSM mothballed the Montreal facility as part of its strategy for DSM Biologics. Core to this strategy is the development and out-licensing of a new manufacturing technology platform based on the PER.C6® human cell line, in a joint venture with the Dutch biotechnology company Crucell N.V (Euronext, NASDAQ: CRXL). DSM and its partner Crucell have recently announced a breakthrough in production yields, achieving 10g/L in the fermentation of monoclonal antibodies, using the PER.C6® technology platform, and stating a target of 20g/L for their near term development efforts.

Leendert Staal continues: *"We have a strong focus on technology development, and jointly with our partner Crucell have recently established Percivia, a new company in Cambridge (MA – USA), for the sole purpose of developing the PER.C6® platform. We are developing our manufacturing facility in Groningen (Netherlands) as center of excellence for the scale-up and use of new PER.C6 technologies. The Montreal facility did not fit in this strategy".*

About DSM Biologics

DSM Biologics, a business unit of DSM Pharmaceutical Products, is a leading provider of manufacturing technology and services to the biopharmaceutical industry. In addition to offering world-class biopharmaceutical manufacturing services, DSM Biologics has co-exclusive rights, along with Dutch biotech company Crucell N.V., to license the high-producing PER.C6® human cell line as a production platform for recombinant proteins and monoclonal antibodies. DSM Biologics' FDA-approved facility in Groningen, The Netherlands, was established in 1986 and has a strong track record in using a broad range of cell lines (PER.C6®, CHO, hybridoma, etc.) in biopharmaceutical manufacturing, and has a wide range of experience using multiple manufacturing (batch, fed-batch and continuous perfusion) and purification techniques. The combination of the PER.C6® human cell line and DSM's manufacturing services provides companies with a turn-key biologic manufacturing solution reducing cost, risk and time to market. For more information, please visit www.dsmbiologics.com.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 – Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information on DSM can be found at www.dsm.com.

More information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

END